SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549
                             SCHEDULE 13D
     Under the Securities Exchange Act of 1934 (Amendment No. 6)*


    American Resources Offshore, Inc. (f/k/a American Resources of
                            Delaware, Inc.)
                           (Name of Issuer)

              Common Stock, par value $0.00001 per share
                    (Title of Class of Securities)

                             02926 U 30 8
                            (CUSIP  Number)

                        David E. Schwartz, Esq.
                               Secretary
                           TECO Energy, Inc.
                              TECO Plaza
                       702 North Franklin Street
                         Tampa, Florida 33602
                            (813) 228-4111

                            with a copy to:

                      David R. Pokross, Jr., Esq.
                          Palmer & Dodge LLP
                           One Beacon Street
                           Boston, MA  02110
                            (617) 573-0100

  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                           September 7, 1999
        (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.
                          (Page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the
Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  02926 U 30 8           13D                 Page 2 of 8 pages


  1  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          TECO Oil & Gas, Inc.
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) /  /
                                                          (b) /x/
  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

          WC
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                          /  /

           Not Applicable
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida
                     7      SOLE VOTING POWER

                     8      SHARED VOTING POWER
                            2,751,852

                     9      SOLE DISPOSITIVE POWER
                            0

                     10     SHARED DISPOSITIVE POWER
                            2,751,852

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,751,852

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
                                                             / /
           Not applicable

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.1%

 14  TYPE OF REPORTING PERSON*
          CO


CUSIP No.  02926 U 30 8           13D                 Page 3 of 8 pages


     NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
  1       TECO Energy, Inc.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) /  /
                                                          (b) /x/
  3  SEC USE ONLY


  4  SOURCE OF FUNDS*
          WC

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                           / /
          Not Applicable

  6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida
                     7      SOLE VOTING POWER

                     8      SHARED VOTING POWER
                            2,751,852

                     9      SOLE DISPOSITIVE POWER
                            0

                     10     SHARED DISPOSITIVE POWER
                            2,751,852

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,751,852

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
                                                               / /
           Not applicable

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.1%

 14  TYPE OF REPORTING PERSON*
          CO

CUSIP No.  02926 U 30 8           13D                 Page 4 of 8 pages




     This Amendment No. 6 amends the amended and restated Statement on
Schedule 13D (the Statement ) filed by TECO Oil & Gas, Inc. ( TOG ) and TECO Energy, Inc. ( TECO ) with the United States Securities and Exchange Commission (the SEC ) on July 2, 1999 to update the information presented therein. Accordingly, the Statement is hereby amended as follows:

Item 4.   Purpose of Transaction.
     Item 4 is amended by replacing the fourth paragraph of such item with the following paragraphs:

     On September 7, 1999 TOG entered into a Voting and Support Agreement and Irrevocable Proxy (a Voting Agreement ) with Blue Dolphin Exploration Company ( Blue Dolphin ), a Delaware corporation. The Voting Agreement obligates TOG to vote its shares of voting capital stock of ARO in support of a proposed acquisition of ARO Common Stock by Blue Dolphin. A copy of the Voting Agreement is filed as Exhibit 5 hereto and is by this reference incorporated herein. A description of the proposed acquisition of ARO Common Stock by Blue Dolphin is described in ARO s Current Report on Form 8-K filed with the SEC on August 6, 1999, as amended by ARO s Current Report on Form 8-K/A filed with the SEC on August 9, 1999, and is by this reference incorporated herein.

     TOG and TECO, together with Blue Dolphin, may be deemed a group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the Act ), by virtue of TOG and Blue Dolphin having entered into the Voting Agreement. The filing of this Statement does not constitute an admission by either TOG or TECO that they form a group  with Blue Dolphin for purposes of Section 13(d)(3) of the Act.

     TOG and TECO expect to evaluate on a continuing basis their goals and objectives, other business opportunities available to them, and general economic and equity market conditions, as well as ARO s business operations and prospects. Based on such evaluations and subject to any restrictions on the acquisition or disposition of shares of ARO capital stock that TOG and TECO have agreed to under the Voting Agreement, from time to time in the future, either TOG or TECO may acquire additional shares of ARO capital stock, and TOG may dispose of some or all of the shares of ARO Common Stock it holds in the open market, in privately negotiated transactions or upon any exercise of the Option.

Item 5.   Interest in Securities of Issuer.

     Item 5 is amended by replacing paragraphs (b) and (c) of such item with the following paragraphs:

     (b) TOG has voting and investment power over the 2,751,852 shares it owns; TECO may be deemed to beneficially own all such shares. TOG s voting and investment power are subject to the right of Hale to acquire such shares pursuant to the Option and to the obligation under the Voting Agreement to support the proposed transaction with Blue Dolphin as described in Item 4 herein. Neither TOG nor TECO has knowledge of the number of shares of capital stock of ARO owned by Blue Dolphin.
     (c)  On March 26, 1999, for $10.00, TOG granted the Option to

CUSIP No.  02926 U 30 8           13D                 Page 5 of 8 pages




Hale. A copy of the Stock Option Agreement is filed as Exhibit 4 hereto and is by this reference incorporated herein. On June 8, 1999 and June 29, 1999, TOG exercised portions of the Warrant as described more fully in Items 3, 4 and 5(a). The unexercised portion of the Warrant expired on July 1, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

     Item 6 is amended by inserting after the second paragraph of such item the following paragraph:

     On September 7, 1999, TOG entered into the Voting Agreement described in Item 4 herein.

Item 7.   Material to be Filed as Exhibits.

     Item 7 is amended by adding the following at the end of such item:

     Exhibit 5 Voting and Support Agreement and Irrevocable Proxy dated as of September 7, 1999, between TECO Oil & Gas, Inc. and Blue Dolphin Exploration Company.

CUSIP No.  02926 U 30 8           13D                 Page 6 of 8 pages




                               SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.

                              September 15, 1999


                              TECO OIL & GAS, INC.


                              By Royston K. Eustace
                                 Royston K. Eustace
                                 President

                              TECO ENERGY, INC.

                              By Royston K. Eustace
                                 Royston K. Eustace
                                 Senior Vice President   Business
                                 Development

CUSIP No.  02926 U 30 8           13D                 Page 7 of 8 pages




                              SCHEDULE 1

 Directors and Officers of TECO Oil & Gas, Inc. and TECO Energy, Inc.

Schedule 1 is amended by deleting therefrom Henry R. Guild, Jr., who ceased being a director of TECO Energy, Inc. in July 1999.

CUSIP No.  02926 U 30 8           13D                 Page 8 of 8 pages




                             EXHIBIT INDEX

Exhibit             Description

5 Voting and Support Agreement and Irrevocable Proxy dated as of September 7, 1999, between TECO Oil & Gas, Inc. and Blue Dolphin Exploration Company.



                                                            Exhibit 5.

                     VOTING AND SUPPORT AGREEMENT
                         AND IRREVOCABLE PROXY



                           September 7, 1999



Blue Dolphin Exploration Company
801 Travis, Suite 2100
Houston, Texas 77002

Dear Sirs:

     The undersigned understands that Blue Dolphin Exploration Company ( Investor ), and American Resources Offshore, Inc. (the Company ) are entering into an Investment Agreement (the Agreement ) pursuant to which Company will sell and Investor will purchase a number of shares of the Company s common stock, par value $.00001 per share (the Common Stock ), that will result in Investor owning, immediately after the Closing (as defined in the Agreement), 75% of the voting power of all classes of the Company s voting securities.

     T h e u ndersigned is a stockholder of the Company (the Stockholder ) and is entering into this letter agreement to induce
t h e I n v estor to enter into the Agreement and to consummate the transactions contemplated thereby. Capitalized terms used herein without definition have the meanings given them in the Agreement

     The Stockholder confirms his agreement with Investor as follows:

     1.   The Stockholder represents and warrants to Investor that:

          (a) the undersigned is the record or beneficial owner of the number of shares of Common Stock set forth beneath his name below (collectively, the Shares ) free and clear of all liens, claims, charges, encumbrances, voting agreements and commitments of any kind whatsoever, except as specifically set forth in the schedule attached to this letter agreement;

          (b) the undersigned has full legal right, power, authority and capacity to execute and deliver this letter agreement, and to perform and observe the provisions of this letter agreement; and

          (c) this letter agreement has been duly executed and delivered by Stockholder and constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms.

     2. The Stockholder agrees that, from the date hereof until the Agreement is terminated in accordance with its terms, the undersigned will not, and will not permit any entity controlled by Stockholder to, (i) contract to sell, sell or otherwise transfer or dispose of any of the Shares or any interest therein or securities convertible there


Blue Dolphin Exploration Company
Page 2


into or any voting rights with respect thereto, other than pursuant to that Stock Option Agreement dated as of March 26, 1999 (the Option ) by and between the undersigned and R. Hale Energy Services, Inc., a Texas corporation ( Hale Energy ), or with Investor s prior written consent, (ii) consent to any amendment to the certificate of incorporation or bylaws of the Company or (iii) encumber any of the Shares.

     3. The Stockholder agrees that, immediately prior to the Closing Date, but in any event not later than 5:00 p.m. two (2) days before the Closing Date, the undersigned will cause all shares of Series 1993 8% Convertible Preferred Stock and securities convertible into Common Stock, including, but not limited to, options, warrants and rights (collectively, the Convertible Securities ), if any, owned by the Stockholder to be converted and exercised into Common Stock and shall cause all other Convertible Securities to be canceled without cost to the Company. Notwithstanding the foregoing, Stockholder shall not be required to exercise any option or warrant that is out of the money.

     4. The Stockholder agrees, from the date hereof until the Agreement is terminated in accordance with its terms, that: (I) the Stockholder shall vote or cause to be voted all of the Shares owned by Stockholder or over which the Stockholder has sole or shared voting power, to approve (a) the Agreement, (b) the Purchase and Sale Agreement, (c) the Southern Disposition, (d) a 10-for-1 reverse stock split of the Common Stock, (e) each of the transactions contemplated thereby and (f) for the directors nominated for election which have been designated by the Investor (collectively, the Proxy Items ); (ii) the undersigned will cause the holders of record of Common Stock beneficially owned by the undersigned to grant an irrevocable proxy, substantially in the form of Exhibit A hereto, to the Investor; and (iii) the Shares will not be voted in favor of any other Acquisition Proposal during such period.

     5. The Stockholder agrees to cooperate fully with Investor in connection with the Agreement and to support transactions contemplated thereby. The Stockholder agrees that the undersigned will not, and will not instruct its agents, employees or representatives or the officers, employees, agents or representatives of the Company to, directly or indirectly, (i) solicit or initiate, or encourage the submission of, any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

     6. None of the information relating to the Stockholder to be supplied in writing by the Stockholder specifically for inclusion in the Notice and Proxy Statement (and any amendments thereto), at the time the Notice and Proxy Statement is first published, sent or given to the Company s stockholders, shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.


Blue Dolphin Exploration Company
Page 3


     7. This letter agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and shall not be assigned by operation of law or otherwise; provided that the Investor may assign any of its rights and obligations to any of its affiliates, but no such assignment shall relieve the Stockholder of its obligations hereunder.

     8. The invalidity or unenforceability of any provision of this letter agreement in any jurisdiction shall not affect the validity or enforceability of any other provisions of this letter agreement, which shall remain in full force and effect in such jurisdiction, or the
v a l i d ity or enforceability of such provision in any other jurisdiction. The Stockholder acknowledges that Investor will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of the Stockholder contained herein. It is accordingly agreed that, in addition to any other remedies that may be available to Investor upon the breach by the Stockholder of such covenants and agreements, Investor shall have the right to obtain injunctive relief to restrain any breach or threatened breach of such covenants or agreements or otherwise to obtain specific performance of any of such covenants or agreements.

     9. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of laws thereof. Any judicial proceeding brought against any party hereto with respect to this letter agreement, or any transaction contemplated hereby, may be brought in the Federal District Court for the Southern District of Texas and, by e x e c u t ion and delivery of this letter agreement, each of the parties hereto (i) accepts, generally and unconditionally, the nonexclusive jurisdiction of such court and any related appellate court, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this letter agreement, subject, in each case, to all rights to appeal such decisions to the extent available to the parties and (ii) irrevocably waives any objection it may now or hereafter have as to the venue of any such suit, action or proceeding brought in such a court or that such court is an inconvenient forum. Each party hereto hereby waives personal service of process and consents that service of process upon it may be made by certified or registered mail, return receipt requested, at its address specified in this letter agreement, and service so made shall be deemed completed on the fifth business day after such service is deposited in the mail. Nothing herein shall affect the right to serve process in any other manner permitted by law. EACH PARTY HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS LETTER AGREEMENT WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.

     10. The Stockholder as the record owner of the number of shares of Common Stock set forth beneath its name below, for good and valuable consideration the legal sufficiency of which is hereby acknowledged by the undersigned, agrees to, and hereby grants to Investor an irrevocable proxy pursuant to the provisions of Section


Blue Dolphin Exploration Company
Page 4


212 of the Delaware General Corporation Law to vote at all annual and special meetings of the stockholders of Company, and any postponements or adjournments thereof, or to execute and deliver written consents or otherwise act with respect to, all shares of Common Stock now owned by the undersigned as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of shareholders of a Delaware corporation in connection with the approval of the Proxy Items. The undersigned hereby affirms that this proxy is given as a condition of this letter agreement and as such is coupled with an interest and is irrevocable. This proxy shall terminate on the earlier of (i) the closing of the Agreement or (ii) November 15, 1999.

     THIS PROXY, AS IT IS COUPLED WITH AN INTEREST, IS IRREVOCABLE AND SHALL REMAIN IN FULL FORCE AND EFFECT AND BE ENFORCEABLE AGAINST ANY DONEE, TRANSFEREE OR ASSIGNEE OF THE COMMON STOCK.

     11. This letter agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

     12. This letter agreement may be terminated at the option of any party at any time after termination of the Agreement in accordance with its terms.

     13. This agreement is binding upon Stockholder, his or its heirs, successors and assigns.

     P l e a se confirm that the foregoing correctly states the understanding between us by signing and returning to us a counterpart hereof.

                              Very truly yours,

                              TECO OIL & GAS, INC.


                              By:  /s/ Royston K. Eustace
                              Its: President

                               2,751,852
                              Number of shares of Common Stock owned
                              beneficially


Confirmed on the date first above written

BLUE DOLPHIN EXPLORATION COMPANY


By:

Its:


                               EXHIBIT A

                           IRREVOCABLE PROXY


     The undersigned as the beneficial owner of 2,751,852 shares of common stock, par value $.00001 per share (the Common Stock ), of American Resources Offshore, Inc. (the Company ), for good and valuable consideration the legal sufficiency of which is hereby acknowledged by the undersigned, agrees to, and hereby grants to Blue Dolphin Exploration Company, a Delaware corporation ( Blue Dolphin ), an irrevocable proxy pursuant to the provisions of Section 212 of the Delaware General Corporation Law and that certain Voting and Support Agreement and Irrevocable Proxy, dated as of September 7, 1999, between Blue Dolphin and [Stockholder] (the Voting Agreement ), to vote at all annual and special meetings of the stockholders of the Company, and any postponements or adjournments thereof, or to execute and deliver written consents or otherwise act with respect to, all shares of Common Stock now owned by the undersigned as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of shareholders of a Delaware corporation in connection with the approval of the (i) Investment Agreement, (ii) Purchase and Sale Agreement, (iv) a 10-for-1 reverse stock split of the Common Stock, (v) each of the transactions contemplated thereby and (vi) the election of directors of the Company, all as contemplated by and defined in the Voting Agreement. The undersigned hereby affirms that this proxy is given as a condition of said Voting Agreement and as such is coupled with an interest and is irrevocable. This proxy shall terminate on the earlier of (i) the closing of the Agreement or (ii) November 15, 1999.


     THIS PROXY, AS IT IS COUPLED WITH AN INTEREST, IS IRREVOCABLE AND SHALL REMAIN IN FULL FORCE AND EFFECT AND BE ENFORCEABLE AGAINST ANY DONEE, TRANSFEREE OR ASSIGNEE OF THE COMMON STOCK.

     Dated this 7 day of September, 1999.

                              TECO OIL & GAS, INC.


                              By: /s/ Royston K. Eustace
                              Its:  President